July 29, 2022

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Booking Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022

Form 10-Q for the Quarter Ended March 31, 2022

Filed May 4, 2022

File No. 001-36691

Dear Ms. Snyder and Mr. Babula:

On behalf of Booking Holdings Inc. (the “Company”), I am responding to your letter addressed to Glenn D. Fogel, Chief Executive Officer of the Company, dated June 28, 2022, relating to your comment letter on the Form 10-K for the year ended December 31, 2021, filed on February 23, 2022 (the “10-K”) and the Form 10-Q for the quarter ended March 31, 2022, filed on May 4, 2022 (the “10-Q”).

For your convenience, I have included your comments in this response letter.

Form 10-K for Fiscal Year Ended December 31, 2021 - Management's Discussion and Analysis of Financial Condition and Results of Operations Trends, page 39

1.          We note from your disclosures that the impact of cancellation rates on your accommodation room nights has in the past and may in the future have a significant impact on your operations including room nights, revenues, marketing efficiency, customer service costs and expected credit losses. Please disaggregate, discuss and analyze trends in your cancellation rates in more detail. Refer to Item 303 of Regulation S-K.

Response

A high percentage of our room nights are booked with flexible cancellation policies, which contribute to a rate of canceled room nights that fluctuates over time. The Company’s “accommodation room nights booked” figure includes cancelable and non-cancelable room nights booked during the relevant time period as well as a reduction in room nights for cancellations made during the same time period. The cancellation rate in any period is the number of canceled room nights divided by the number of room nights booked before deducting the canceled room nights.

Because the Company recognizes revenue from bookings when the traveler checks in, the Company’s reported revenue is not at risk of being reversed due to cancellations. When a room night is canceled, we will not recognize the revenue in the future that we would have otherwise recognized if the room night was not canceled and the traveler actually checked in.

The Company’s marketing efficiency, which is its marketing expenses as a percentage of gross bookings, is impacted by cancellation rates. This is the result of incurring performance marketing expense at the time a booking is made even though that booking could be canceled in the future if it was booked under a flexible cancellation policy. The Company considers an estimation of cancellation rate when spending on performance marketing. However, meaningful changes in the estimated cancellation rate may impact the efficiency of that marketing spend. There are many dynamic factors that contribute to marketing efficiency that the Company reacts to, including ADRs, costs per click, cancellation rates, foreign currency exchange rates, our ability to convert paid traffic to booking customers, the timing and effectiveness of our brand marketing campaigns, and the extent to which consumers come directly to our platforms for bookings.

There are many reasons for a traveler to contact customer service that could change during the course of the interaction with customer service (billing issues, service issues, product quality, re-booking, special requests, etc.). However, the Company estimates that its customer service costs will generally increase with increased cancellations because travelers wishing to cancel bookings are more likely to utilize customer service than travelers that do not cancel their bookings.

The Company’s expected credit losses are generally not materially impacted by cancellations as we do not recognize revenue or record receivables in such situations.

The Company respectfully acknowledges the Staff’s comment, and while we believe our current disclosures address the requirements of Item 303 of Regulation S-K and are consistent with our other investor communications, we acknowledge that additional detail related to cancellation rates may be helpful to investors. As a result, to the extent material, we will include additional qualitative information regarding cancellation rates in our future filings, including the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and Annual Report on Form 10-K for the year ending December 31, 2022.

Form 10-Q for the Quarter Ended March 31, 2022 - Management's Discussion and Analysis of Financial Condition and Results of Operations Trends, page 27

2.          We note your disclosure that you saw an immediate negative impact on your room night trends, primarily in Europe after the news broke that Russia had invaded Ukraine. You also disclose that you suspended the booking of travel services in Russia and Belarus in early March which led to the loss of new bookings as well as significantly elevated levels of cancellations of reservations from these countries. Please describe the adverse impact of Russia’s invasion of Ukraine on your business and results of operations. Discuss how management considered the invasion, higher oil prices, and inflation in the development of your estimates for cancellations and sales incentives. Describe and quantify for investors how the changes in these estimates impact your revenue. For additional guidance, refer to the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues.

Response

The Company does not believe the impact of the Russian invasion of Ukraine on its business and operations is material at this time. As a result of the invasion, we suspended the booking of travel services in Russia and Belarus in early March 2022. This led to the loss of new bookings as well as elevated levels of cancellations of reservations from these countries (the limited impact of which is described below).

Although the Company does not believe the impact of the invasion on its business and operations is material at this time, the Company disclosed additional geographical data in its Current Report on Form 8-K filed with the SEC on March 8, 2022, and in the 10-Q, to provide investors with the scale of the Company’s exposure in the region given the cessation of certain business activities in Russia and Belarus. Prior to the invasion, Russia and Ukraine combined on a booker basis (i.e., based on the location of a customer making a booking) historically represented a low single digit percentage of our total gross bookings and was not material to the Company’s revenues. The Company is unable to estimate the impact of the invasion on its potential future revenue given the uncertainty surrounding the ongoing conflict. However, at this time we do not believe it would be material.

Although there have been recent increases in inflation and oil prices, the Company cannot predict whether these trends will continue. The Company is generally more focused on (a) overall macroeconomic trends rather than on individual factors like higher inflation or oil prices and (b) certain of our key metrics such as “accommodation room nights booked” that are net of actual cancellations (not estimates of cancellation rates).

We appreciate the feedback from the Staff reflected in this comment. In future filings, including the Company’s Annual Report on Form 10-K for the year ending December 31, 2022, the Company will continue to evaluate the impacts of the Russian invasion of Ukraine on our business and results of operations and, to the extent they become material, expand our discussion of such impacts.

In connection with your review of our response, if you or your staff believes it would be useful to discuss these matters with us over the phone, have any questions, or require further information, please email our Chief Accounting Officer, Sue D’Emic sue.demic@bookingholdings.com or call her or me at (203) 299-8000.

Sincerely,

/s/ David Goulden

David Goulden
Executive Vice President and Chief Financial Officer

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